Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Net loss before income taxes	$(41,250)	$(43,172)	$(32,465)	$(46,481)	$(62,470)
Fixed charges	16,985	933	733	933	200

Earnings, as defined	$(24,265)	$(42,239)	$(31,732)	$(45,548)	$(62,270)

Fixed Charges
Interest expense	$5,322	$—	$—	$—	$—
Amortization of debt discount and issuance costs	9,663	—	—	—	—
Interest component of rentals (1)	2,000	933	733	933	200

Total	$16,985	$933	$733	$933	$200

Deficiency in earnings to cover fixed charges	$41,250	$43,172	$32,465	$46,481	$62,470

Ratio of earnings to fixed charges	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.